UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                Transgenomic, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    89365K206
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                                 (CUSIP Number)

   Mr. Joseph I. Worsham, II                        with a copy to:
   General Counsel                                  John D. Hogoboom, Esq.
   WS Capital Management, L.P.                      Lowenstein Sandler PC
   300 Crescent Court, Ste. 1111                    65 Livingston Avenue
   Dallas, Texas  75201                             Roseland, New Jersey 07068
   (214) 756-6073                                   (973) 597-2500
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2006
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   89365K206
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       BC Advisors, LLC
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   Texas

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    Number of                      7. Sole Voting Power:          3,894,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:     3,894,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,894,106*

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   7.9%*

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14. Type of Reporting Person (See Instructions):   HC/CO

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* Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Cusip No.   89365K206
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       SRB Management, L.P.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

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    Number of                      7. Sole Voting Power:           3,894,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      3,894,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,894,106*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   7.9%*

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14. Type of Reporting Person (See Instructions):   IA/PN

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* Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Cusip No.   89365K206
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Steven R. Becker
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             3,894,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        3,894,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    3,894,106*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   7.9%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  HC/IN

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* Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Transgenomic, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12325 Emmet Street, Omaha, Nebraska 68164.


Item 2.   Identity and Background
          -----------------------

          (a) The persons filing this statement are BC Advisors, LLC, a Texas limited liability company ("BCA"), SRB Management, L.P., a Texas limited partnership ("SRB Management"), and Steven R. Becker. Steven R. Becker is the sole principal of BCA, which is the general partner of SRB Management, which is the general partner of the following entities: (1) SRB Greenway Capital, L.P., a Texas limited partnership ("SRBGC"), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership ("SRBQP") and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership ("SRB Offshore"). Each of the Reporting Persons expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this statement shall not be deemed to be an admission that any such Reporting Person is a member of such a group.

          (b) The business address of the Reporting Persons is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

          (c) The principal business of SRBGC, SRBQP and SRB Offshore is purchasing, holding and selling securities for investment purposes. The principal business of SRB Management is serving as the general partner of SRBGC, SRBQP and SRB Offshore. The principal business of Steven R. Becker is serving as the principal of BCA.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) SRBGC and SRBQP are organized under the laws of the State of Texas. SRB Offshore is organized under the laws of the Cayman Islands. Steven R. Becker is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          All funds used to purchase the Shares set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. The aggregate amount of funds used in making the purchases detailed in this Schedule 13D was $820,000..


Item 4.   Purpose of Transaction
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Except as set forth below, the Reporting Persons have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. The Reporting Persons have engaged in and intend to continue discussions with the Company's management with respect to actions which might be taken by the Company to maximize shareholder value.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Steven R. Becker is the beneficial owner of 3,894,106 Shares beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 3,894,106 Shares for the accounts of SRBGC, SRBQP and SRB Offshore.

          (b) Each of the Reporting Persons has sole power to vote and direct the disposition of the Shares for which it is deemed to be the beneficial owner.

          (c) The only transactions in Shares that were effected during the past sixty days were the sale of 5,000 Shares at a price of $0.75 per Share on August 25, 2006, and the purchase of 2,000,000 shares at a price of $0.41 per Share on October 20, 2006, each of which was effected in an ordinary brokerage transaction.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

        Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Joint Filing Agreement, dated October 23, 2006, entered into by and among BC Advisors, LLC, SRB Management, L.P. and Steven R. Becker.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 23, 2006

                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                      Steven R. Becker, Member


                                          /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Transgenomic, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 23, 2006.


                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                      Steven R. Becker, Member


                                          /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker